Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND

DISCLOSEABLE TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Reference is made to the listing document of the Company dated April 11, 2023 in relation to, among other things, the continuing connected transactions contemplated under the Existing Agreements.

On November 26, 2025, the Company entered into the 2026 Agreements to renew the transactions contemplated under the corresponding Existing Agreements.

LISTING RULES IMPLICATIONS

Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement. Accordingly, the transactions contemplated under each of the (a) 2026 Property Leasing Framework Agreement, (b) 2026 Provision of Services and Products Framework Agreement, (c) 2026 Services and Products Purchasing Framework Agreement, (d) 2026 Financial Services Framework Agreement and (e) 2026 Account Management Framework Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance respectively as at the date of this announcement, and thus Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules. Accordingly, the transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As all applicable percentage ratios in respect of the annual cap for each of the 2026 Property Leasing Framework Agreement and the 2026 Provision of Services and Products Framework Agreement exceed 0.1% but are all less than 5%, the transactions contemplated thereunder are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules.

As one or more applicable percentage ratios in respect of the proposed annual cap for each of the (a) 2026 Services and Products Purchasing Framework Agreement, (b) 2026 Financial Services Framework Agreement, (c) 2026 Ping An Consumer Finance Collaboration Agreement and (d) 2026 Account Management Framework Agreement exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the Independent Financial Adviser) and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As one or more applicable percentage ratios of the proposed annual cap for the wealth management services and derivative products services under the 2026 Financial Services Framework Agreement exceed 5% but are all less than 25%, such transactions constitute discloseable transactions of the Company and are subject to announcement requirements under Chapter 14 of the Listing Rules.

DISPATCH OF CIRCULAR

A circular, containing (a) details of the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement, the 2026 Ping An Consumer Finance Collaboration Agreement and the 2026 Account Management Framework Agreement, and the transactions contemplated thereunder which require approval from Independent Shareholders, (b) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders, and (c) a letter of recommendation from the Independent Board Committee, is expected to be dispatched to the Shareholders on or around December 3, 2025.

INTRODUCTION

Reference is made to the listing document of the Company dated April 11, 2023 in relation to, among other things, the continuing connected transactions contemplated under the Existing Agreements.

Given that the Existing Agreements will expire on December 31, 2025, on November 26, 2025, the Company entered into the 2026 Agreements to renew the transactions contemplated under the corresponding Existing Agreements.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

1.	2026 Property Leasing Framework Agreement

Principal terms

On November 26, 2025, the Company entered into the property leasing framework agreement with the Parties to the 2026 Property Leasing Framework Agreement (which are subsidiaries and/or associates of Ping An Insurance), pursuant to which the Group will lease properties from such subsidiaries and associates of Ping An Insurance for office use.

Separate agreements will be entered into between the relevant parties setting out the specific terms and conditions (including property rents, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the 2026 Property Leasing Framework Agreement. The property leasing framework agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Subject to compliance with Listing Rules and applicable laws and regulations and the approval of the Board, the 2026 Property Leasing Framework Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

The Company has historically leased certain properties from certain subsidiaries and associates of Ping An Insurance as offices. Such subsidiaries and associates of Ping An Insurance have a better understanding of the property requirements of the Company in relation to office premises as compared to Independent Third Parties. The Company believes that leasing properties from such subsidiaries and associates of Ping An Insurance can facilitate the business cooperation between the Group and Ping An Insurance group because of the proximity to each other. In addition, relocating the current offices to other premises will cause unnecessary disruptions to the normal business operation of the Company and incur unnecessary costs. The Company considers that the terms of the 2026 Property Leasing Framework Agreement are consistent with normal commercial terms which can safeguard the Company’s entitlement to long-term property rights, therefore allowing the Group to achieve long-term development and continuity of business operations.

Pricing policies

The rents payable by the Group during the term of the lease will be determined on normal commercial terms after arm’s length negotiations between the relevant parties, and the rents shall be in line with or no higher than the prevailing market rates of properties of comparable size and quality situated in the same location provided by Independent Third Parties. The Company will make inquiries on and survey the rents asked by Independent Third Parties for office spaces of comparable size and quality situated in the same location or the price range the Company would pay to Independent Third Parties for similar properties, in order to assess the prevailing market rates for comparison to ensure that the rents payable by the Group are on normal commercial terms and are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

To ensure that the terms of the transactions under the 2026 Property Leasing Framework Agreement follow the pricing policies, the initiating department will consider factors such as property type, size, location, lease term, and prevailing market rates and then completes an evaluation form, documenting the fairness analysis, and attaches supporting documents (such as quotations from Independent Third Parties, or third-party valuation/consultancy reports). The completed form and supporting documents are submitted to the finance department’s budget team for assessment of pricing fairness and then to management for review and approval. Once approved, the legal and compliance department conducts a preliminary review, followed by sign-off from the initiating department manager, department head, and the legal representative of the leasing entity.

Historical amounts

The value of right-of-use-asset incurred by the Group to such subsidiaries and associates of Ping An Insurance in respect of property leasing services for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025 were approximately RMB151.2 million, RMB111.2 million and RMB118.9 million, respectively.

Proposed annual cap

The Board has approved the proposed annual cap in respect of the total value of right-of-use asset relating to the leases entered into by the Group as lessee under the 2026 Property Leasing Framework Agreement for the year ending December 31, 2026 in the amount of RMB432.6 million. The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

Basis of cap

The proposed annual cap is determined by the Board with reference to the following factors:

(a)	the historical transaction amounts and trend under the Existing Property Leasing Framework Agreement;

(b)	the estimated demand for office spaces from the relevant subsidiaries and associates of Ping An Insurance for the year ending December 31, 2026, which is expected to remain steady;

(c)

the estimated term of lease and the anticipated renewal of certain existing property leases with the relevant subsidiaries and associates of Ping An Insurance for the year ending December 31, 2026; and

(d)

the estimated annual rent for the properties leased from the relevant subsidiaries and associates of Ping An Insurance for the year ending December 31, 2025 under the Existing Property Leasing Framework Agreement, with an estimated increase of approximately 8% for the year ending December 31, 2026, taking into account the prevailing market rates and future trend.

2.	2026 Provision of Services and Products Framework Agreement

Principal terms

On November 26, 2025, the Company entered into the provision of services and products framework agreement with the Parties to the 2026 Provision of Services and Products Framework Agreement (which are subsidiaries and/or associates of Ping An Insurance), pursuant to which the Group will provide the following services and products to such subsidiaries and associates of Ping An Insurance: (a) insurance agency services, including but not limited to agency services for the sales of insurance products, loss investigation and claims settlement services, (b) sales database products and services, including but not limited to database product licenses and database transformation solutions and consulting services, (c) software development services, including but not limited to customized development of systems, software, and websites and authorization of use rights, (d) the agency services for the sales of financial and/or wealth management products, including but not limited to acting as an agent for the sales of financial and/or wealth management products, financial advisory and consulting services and (e) other ancillary services and products. Such subsidiaries and associates of Ping An Insurance will pay service fees to the Group in respect of the provision of such services and products. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Provision of Services and Products Framework Agreement.

The provision of services and products framework agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Subject to compliance with Listing Rules and applicable laws and regulations and the approval of the Board, the 2026 Provision of Services and Products Framework Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

The provision of services and products to certain subsidiaries and associates of Ping An Insurance would benefit the Group for the following reasons:

(a)

in light of the leading position that Ping An Insurance enjoys in the PRC financial services industry, it is natural and in the Group’s best interests to cooperate with Ping An Insurance and its subsidiaries and associates. In addition, given that Ping An Insurance and its subsidiaries and associates have accumulated a large customer base over the years in the financial services industry, the Group could further increase its customer base through cooperation with them, who may refer the Group’s products and services to their customers;

(b)	as both parties enjoy respective advantages in different business fields, the Group’s collaboration will bring synergy into full play and share development achievements; and

(c)	the Company’s income may also be further increased based on the commercial terms and pricing basis determined based on market principles.

Pricing policies

For each type of services and products, the services and products fees to be paid to the Group will be determined on the basis of arm’s length negotiations between the relevant parties taking into account various commercial factors such as the nature of the services/ products, the frequency for the Group to provide such services and the estimated transaction amount. For insurance agency services and the agency services for the sales of financial and/or wealth management products, the Group will determine the prices with reference to prevailing market rates. This includes reference to prices of similar transactions between Ping An Insurance’s subsidiaries or associates and independent third parties, or the price range charged by the Group to Independent Third Parties for similar products and services. For the sale of database products and services, software development services, and other ancillary services and products, prices are determined by one or more of the following methods: (i) with reference to prevailing market rates and prices of similar transactions with Independent Third Parties; (ii) the cost-plus method, with prices determined based on assessments by independent professional consulting firms; or (iii) the income approach, with prices determined based on the present value of expected future income as assessed by independent professional consulting firms. As for services offered to connected persons only, the service fees that the Group charges will be determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates with reference to the assessment to be made by an independent professional consultancy firm. Further, to ensure that the terms of supplying services and products to the relevant subsidiaries and associates of Ping An Insurance are fair and reasonable, the Group will consider a number of factors, including the historical prices of the relevant services and products offered by the Group and the prevailing market rates applicable to such services and products. The Group will also ensure the prices of its services and products offered to them shall not be lower than those offered to Independent Third Parties under similar terms.

To ensure that the terms of the transactions under the 2026 Provision of Services and Products Framework Agreement follow the pricing policies, the initiating department will consider factors such as service and product type, transaction amount, term and prevailing market rates and then completes an evaluation form, documenting the fairness analysis, and attaches supporting documents (such as quotations from Independent Third Parties, or third-party valuation/consultancy reports). The completed form and supporting documents are submitted to the finance department’s budget team for assessment of pricing fairness and then to management for review and approval. Once approved, the legal and compliance department conducts a preliminary review, followed by sign-off from the initiating department manager, department head, and the legal representative of the providing entity.

Historical amounts

The historical transaction amounts paid by certain subsidiaries and associates of Ping An Insurance to the Group under the Existing Provision of Services and Products Framework Agreement (including, among others, the account management fees received from Ping An Property & Casualty) for each of the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 were approximately RMB1,620.7 million, RMB1,345.3 million and RMB602.5 million, respectively.

Proposed annual cap

The Board has approved the proposed annual cap for the fees payable by certain subsidiaries and associates of Ping An Insurance to the Group under the 2026 Provision of Services and Products Framework Agreement for the year ending December 31, 2026 in the amount of RMB207.6 million. The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

Basis of cap

The proposed annual cap has been estimated based on the following factors:

(a)

the historical transaction amounts under the Existing Provision of Services and Products Framework Agreement and the expected demand for the provision of the products and services from the relevant subsidiaries and associates of Ping An Insurance;

(b)

the expected decrease in the transaction volume as the scope of services to be provided under the 2026 Provision Services and Products Framework Agreement has been adjusted taking into account the development of business cooperation between the Group and Ping An Insurance. In particular, in light of the different nature of the accounting management services and change of signing arrangement as agreed by the parties, the Company has entered into the 2026 Account Management Framework Agreement with Ping An Property & Casualty in relation to the provision of account management and related services by the Group, which were previously included under the Existing Provision Services and Products Framework Agreement; and

(c)

the Company expects the demand for such services will be reduced, given that the existing wealth management platform business is in gradual decline. Accordingly, the corresponding platform fees are expected to decrease.

3.	2026 Services and Products Purchasing Framework Agreement

Principal terms

On November 26, 2025, the Company entered into the services and products purchasing framework agreement with the Parties to the 2026 Services and Products Purchasing Framework Agreement (which are subsidiaries and/or associates of Ping An Insurance), pursuant to which certain subsidiaries and associates of Ping An Insurance will provide the following services to the Group: (a) transaction settlement services, (b) outsourcing services relating to finance, human resources and customer management matters, (c) technology products and services, (d) health-related products and services, (e) insurance products and services, (f) reward program products, and (g) other ancillary services and products.

The Group will, in return, pay service fees to the relevant subsidiaries and associates of Ping An Insurance. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Services and Products Purchasing Framework Agreement.

The service and products purchasing framework agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Subject to compliance with Listing Rules and applicable laws and regulations and the approval of the Board, the 2026 Services and Products Purchasing Framework Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

Since the Group’s establishment, the Group has been purchasing a variety of services from certain subsidiaries and associates of Ping An Insurance to satisfy its business and operational needs. Owing to the complementary and mutually beneficial business relationship, the relevant subsidiaries and associates of Ping An Insurance have acquired a comprehensive understanding of the Group’s business and operational requirements and established a solid foundation for mutual trust to foster its continuing cooperation. Based on the previous purchasing experience with such subsidiaries and associates of Ping An Insurance, the relevant subsidiaries and associates of Ping An Insurance are capable of satisfying the Group’s business needs efficiently and reliably with a stable supply of high quality services and products, and entering into the 2026 Services and Products Purchasing Agreement would minimize disruption to the Group’s operation without incurring unnecessary costs. In addition, it would be more cost-effective for the Company to outsource procedural and commoditized work to the relevant subsidiaries and associates of Ping An Insurance, instead of maintaining its own headcounts for processing such work.

Pricing policies

The services and products fees to be paid by the Group to the relevant subsidiaries and associates of Ping An Insurance under the 2026 Services and Products Purchasing Framework Agreement will be determined either (a) through bidding procedures according to the Group’s internal rules and procedures, whereby the Group will compare the fee rates offered by Independent Third Parties as well as assessing the Group’s business needs and the relevant qualifications/experience of the bidders in providing such services before determining the service fee rate for the transactions under the 2026 Services and Products Purchasing Framework Agreement, or (b) if no tendering and bidding process is required under the Group’s internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services and products, and shall be in line with fees offered by such subsidiaries and associates of Ping An Insurance to their respective Independent Third Parties for similar services and products. In addition, for certain standardized products and services offered by the relevant subsidiaries and associates of Ping An Insurance, fees payable by the Group are based on the Group’s actual usage of the relevant product or services and the market rates of such products and services. For outsourcing services relating to finance, human resources and customer management matters and technology services offered to the Group, the service fees payable are determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates to be assessed by an independent professional consultancy firm.

To ensure that the price and terms of the transactions under the 2026 Services and Products Purchasing Framework Agreement follow the pricing policies, for recurring or non-bidding transactions, the initiating department benchmarks prices against recent transactions with Independent Third Parties, historical prices, and independent consultancy assessments where available. All pricing decisions are documented in an evaluation form, which is submitted to the finance department for fairness assessment. The process then requires multi-level approval, involving legal and compliance review, department manager and head sign-off, and final approval by the legal representative of the initiating entity. Whereas for new services and products, if a formal tender/bidding process is required to be conducted, at least three quotations will be obtained and the initiating department then compares price, service quality and qualifications, and documents the evaluation in a pricing assessment form.

Historical amounts

The historical transaction amounts paid by the Group to the relevant subsidiaries and associates of Ping An Insurance for each of the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 were approximately RMB2,119.0 million, RMB1,452.9 million and RMB602.4 million, respectively.

Proposed annual cap

The Board has approved the proposed annual cap for the fees payable by the Group to the relevant subsidiaries and associates of Ping An Insurance under the 2026 Services and Products Purchasing Framework Agreement for the year ending December 31, 2026 is RMB1,834.1 million. The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

Basis of cap

The proposed annual cap has been estimated based on the following factors:

(a)	the historical transaction amounts under the Existing Services and Products Purchasing Framework Agreement and the expected demand for their products and services;

(b)

the expected approximately 2-3% increase in the Group’s demand for the transaction settlement services, the technology services and the outsourcing services relating to finance, human resources and customer management matters, which in aggregate accounted for the majority of the transaction amounts paid by us to the relevant subsidiaries and associates of Ping An Insurance during the two years ended December 31, 2024 and six months ended June 30, 2025, from the relevant subsidiaries and associates of Ping An Insurance on an annual basis:

•

in respect of the expected increase in the Group’s demand for the transaction settlement services and technology services, taking into account the expected development and growth in its business and operational scale;

•

in respect of the expected increase in the Group’s demand for the outsourcing services relating to finance, human resources and customer management matters, taking into account the expected development and growth in the Group’s business and operational scale and the benefit to the cost efficiency and management effectiveness by outsourcing such services;

with a 20% buffer to cater for potential fluctuation in demand or price;

(c)

the expected increase in the Group’s needs for the insurance services from the relevant subsidiaries and associates of Ping An Insurance in supporting the continual development of the business operation; and

(d)	the expected increase of service and product fees to be charged by the relevant subsidiaries and associates of Ping An Insurance taking into account the estimated inflation in the PRC.

4.	2026 Financial Services Framework Agreement

Principal terms

On November 26, 2025, the Company entered into the financial services framework agreement with the Parties to the 2026 Financial Services Framework Agreement, which are subsidiaries of Ping An Insurance, pursuant to which the Group will engage in certain financial services-related transactions, including deposit services, wealth management services, derivative products services, and/or interbank services, with certain subsidiaries of Ping An Insurance. For the deposit services, the Group will deposit cash with Ping An Bank (which is a licensed bank), including cash generated from the Group’s daily business operations and cash generated from the financing activities. In return, Ping An Bank will pay deposit interests to the Group. The Group will subscribe various investment products issued or managed by certain subsidiaries of Ping An Insurance, and receive investment income in return. The Group will also purchase foreign exchange and interest rate derivatives products from certain subsidiaries of Ping An Insurance. In respect of the interbank services, the Group will engage in interbank deposit services and interbank placements services with Ping An Bank. As Ping An Bank is a licensed bank, the deposit transactions contemplated under the 2026 Financial Services Framework Agreement would not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

The financial services framework agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Subject to compliance with Listing Rules and applicable laws and regulations and the approval of the Board, the 2026 Financial Services Framework Agreement may be renewed upon mutual consent of both parties.

Reasons for the transaction

Given that certain subsidiaries and associates of Ping An Insurance have built reputable and long-established financial service, insurance and banking businesses in the PRC, it would be most cost-efficient for the Group to leverage Ping An Insurance’s core business strength by engaging them for the financial services under the 2026 Financial Services Framework Agreement. Furthermore, as Ping An Insurance has been providing various financial services to the Group during the two years ended December 31, 2024, they have developed a deep understanding of the Group’s capital structure, business operations, funding needs and cash flow patterns, which enables them to provide the Group with expedient and efficient services. Taking into account the Group’s previous experience with the relevant subsidiaries and associates of Ping An Insurance under the existing financial services arrangements, the relevant subsidiaries and associates of Ping An Insurance are well-positioned in providing the Group with quality financial services to satisfy its financial needs.

Pricing policies

Deposit services

Regular market checks are conducted so that interest rates for the bank deposits placed by the Group with Ping An Bank will not be lower than: (a) the interest rate published by the People’s Bank of China (“PBOC”) for deposits of a similar type for the same period, (b) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which the Group shall obtain and compare with by conducting public inquiries through the market, or (c) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to the Group.

Wealth management services

The determination and calculation method of the investment income rates in respect of the investment products and services to be purchased from the relevant subsidiaries of Ping An Insurance will be the same as those offered by them to other purchasers of such investment products and services (including their respective Independent Third Party purchasers), which the Group shall obtain and compare with by conducting public inquiries through the market. The Group will also seek offers for comparable investment products and services from independent banks or financial institutions for comparison to ensure the applicable investment income rates offered by subsidiaries of Ping An Insurance would be comparable to, or no less favorable than, the range of investment income rates offered by independent banks or financial institutions for comparable investment products and services. The Group will conduct an initial review at the time of the first purchase of the respective product, followed by monthly ongoing reviews comparing the product’s performance with comparable products offered by independent banks or financial institutions.

Derivative products services

The Company adopts a pre-approval mechanism to manage such transactions and ensure that the terms of the derivative products offered by certain subsidiaries of Ping An Insurance will be the same as those offered by it to other purchasers of such derivative products (including its Independent Third Party purchasers). The Group will conduct comparisons with market data published by the China Foreign Exchange Trade System (an organisation under the People’s Bank of China) before pre-approval to ensure that the terms offered by certain subsidiaries of Ping An Insurance are fair and reasonable. If the price offered by certain subsidiaries of Ping An Insurance are comparable to the prevailing market rate, the management will then grant pre-approval for the relevant transaction.

Interbank services

Interest rates for the interbank deposits and placements shall be no less favorable to the Group than: (a) the interest rate published by the PBOC for similar interbank services for the same period (if applicable), or (b) the interest rate imposed or payable by the Group for similar interbank services with independent commercial banks for the same period.

Historical amounts

In respect of the deposit service provided by Ping An Bank to the Group, the maximum daily balance of the principal amount of deposits placed by the Group with them was approximately RMB10.6 billion, RMB13.9 billion and RMB9.4 billion, and the interest income from them was approximately RMB158.0 million, RMB179.3 million and RMB69.5 million, for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

In respect of the wealth management services provided by the relevant subsidiaries of Ping An Insurance to the Group, the maximum daily balance of wealth management products and services purchased by the Group was approximately RMB5.9 billion, RMB5.7 billion and RMB6.0 billion, and the investment income received by the Group from the relevant subsidiaries of Ping An Insurance was approximately RMB256.7 million, RMB129.9 million and RMB63.9 million, for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

In respect of the derivative products provided by certain subsidiaries of Ping An Insurance, the maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products purchased by the Group with them was approximately RMB13.8 billion, RMB1.2 billion and nil, for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

In respect of the interbank services provided by Ping An Bank, the maximum daily balance of interbank deposits placed by the Group with them was approximately RMB5.4 billion, RMB5.9 billion and RMB5.0 billion, and the interest income received by the Group from them was approximately RMB44.9 million, RMB67.2 million and RMB23.9 million, for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively. During the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, there was no interbank placement from any subsidiaries of Ping An Insurance with the Group.

Proposed annual caps

The following table sets forth the proposed annual caps for the maximum transaction amounts/balance of different financial services to be received by the Group from, or to be provided by the Group to, the relevant subsidiaries of Ping An Insurance under the 2026 Financial Services Framework Agreement, which have been approved by the Board:

Proposed annual

caps for

the year ending

December 31, 2026

(RMB in millions)

Deposit Services
Maximum daily balance of the principal amount of deposits to be placed by the Group with Ping An Bank	21,100.0
Interest income to be received by the Group from Ping An Bank	292.0

Wealth Management Services
Maximum daily balance of total investment products and services purchased by the Group from the relevant subsidiaries of Ping An Insurance	4,151.6
Investment income to be received by the Group from the relevant subsidiaries of Ping An Insurance	239.0

Derivative Products Services
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group from certain subsidiaries of Ping An Insurance	4,000.0

Interbank Services
Maximum daily balance of interbank deposits to be placed by the Group with Ping An Bank	15,450.0
Interest income to be received by the Group from Ping An Bank for the interbank deposits	120.0
Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with the Group	1,600.0
Interest to be paid by the Group on the interbank placements to the relevant subsidiaries of Ping An Insurance	42.5

The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

Basis of caps

In respect of the proposed annual caps for the different financial services under the 2026 Financial Services Framework Agreement, the Company in general takes into account, among other things, the Group’s treasury and investment policies, the Group’s future working capital and liquidity needs, and its anticipated foreign exchange and interest rate risk exposure and hedging needs. In respect of the Group’s treasury and investment policies, the Company expects to continue to manage its investment allocation prudently to ensure that the Group has investments readily convertible into cash from time to time in the event that there is a need for liquidity and seek low-risk investment assets, including bank deposits, wealth management products, and fixed income products. The Company also aims to continue to maintain sufficient cash at bank and marketable securities to ensure that the Group can meet the Group’s liquidity needs from time to time. In respect of the Group’s anticipated foreign exchange and interest rate risk exposure and hedging needs, the Company expects that it will be exposed to foreign currency risk arising from movements in the USD/RMB exchange rate and the Group will continue to manage such risk by purchasing foreign exchange and interest rate products (such as, spot-forward USD/RMB currency swaps).

Deposit services – maximum daily balance of the principal amount of deposits to be placed by the Group with Ping An Bank

The proposed annual cap of the maximum daily balance of the principal amount of deposits to be placed by the Group with Ping An Bank has been estimated based on the following factors:

(a)	the historical amounts under the existing deposit service arrangements under the Existing Financial Services Framework Agreement, and

(b)	the current and expected future cash flow position of the Company in light of the Group’s estimated scale and growth of business operation and demand for deposit services in the future.

Deposit services – interest income to be received by the Group from Ping An Bank

The proposed annual cap for the interest income to be received by the Group from Ping An Bank is determined based on the expected prevailing market interest rates on the Group’s expected outstanding deposit amount.

Wealth management services – maximum daily balance of total investment products and services purchased by the Group from certain subsidiaries of Ping An Insurance and investment income to be received by the Group from the relevant subsidiaries of Ping An Insurance

The proposed annual cap for the maximum daily balance of total investment products and services is determined with reference to the historical amounts under the existing wealth management services arrangements and the current and future expected amount of available funds of the Company, taking into account the Group’s future financial policy under which the Group expects to continue to prudently manage the Group’s investment allocation to ensure that the Group has investments readily convertible into cash from time to time and seek low-risk investment assets, working capital and liquidity needs, as well as the Group’s investment in wealth management products to generate investment income. The proposed annual cap for the investment income to be received by the Group from the relevant subsidiaries of Ping An Insurance is determined based on the expected prevailing market return rate applicable to wealth management services provided by them. The Group’s decisions on the investment products of the relevant subsidiaries of Ping An Insurance are based on risk and return analysis under its treasury and investment policies under which it expects to continue to prudently manage the Group’s investment allocation to ensure that the Group has investments readily convertible into cash from time to time and seek low-risk investment assets, as well as an analysis of suitable and comparable products available in the market.

Derivative products services – maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group from certain subsidiaries of Ping An Insurance

The proposed annual cap for the maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group from certain subsidiaries of Ping An Insurance are determined based on the historical transaction amounts under the existing derivative products purchase arrangements, and the Group’s anticipated foreign exchange and interest rate risk exposure and hedging needs with regard to the expected volume of the Group’s business transactions.

Interbank services – maximum daily balance of the interbank deposits to be placed by the Group with Ping An Bank

The proposed annual cap of the maximum daily balance of the interbank deposits to be placed by the Group with Ping An Bank has been estimated based on the following factors:

(a)	the historical amounts under the existing interbank deposit service arrangements; and

(b)	the current and expected future cash flow position of the Company in light of the Group’s estimated scale and growth of business operation and demand for interbank deposit services in the future.

Interbank services – interest income to be received by the Group from Ping An Bank for the interbank deposits

The proposed annual cap for the interest income to be received by the Group from Ping An Bank is determined based on the expected prevailing market interest rates on the Group’s expected outstanding interbank deposit amount.

Interbank services – maximum daily balance of the interbank placements by certain subsidiaries of Ping An Insurance with the Group

The proposed annual cap for the maximum daily balance of the interbank placements by certain subsidiaries of Ping An Insurance with the Group are determined with reference to the current and expected future interbank placements arrangements.

Interbank services – Interest to be paid by the Group to the relevant subsidiaries of Ping An Insurance

The proposed annual cap for the interbank placement interest to be paid by the Group to the relevant subsidiaries of Ping An Insurance is determined based on the expected interbank placement amount to be utilized by the Group taking into account the Group’s expected cash flow requirements and the expected prevailing market interest rates.

5.	2026 Ping An Consumer Finance Collaboration Agreement

Principal terms

The Company entered into the Ping An Consumer Finance collaboration agreement with Ping An Consumer Finance on November 26, 2025, pursuant to which Ping An Consumer Finance will provide shareholder deposit services to its shareholder, being the Group, and the Group will provide certain services to Ping An Consumer Finance (and/or its subsidiaries (if any)), including (a) labor outsourcing services, (b) credit information consulting services, (c) technology services, (d) other ancillary services (together with labor outsourcing services, credit information consulting services and technology services, collectively the “General Services”), and (e) guarantee services. For the shareholder deposit services, the Group will deposit cash into the Group’s accounts at Ping An Consumer Finance which is a licensed financial institution, including cash generated from the Group’s daily business operations and cash generated from the Group’s financing activities. In return, Ping An Consumer Finance will pay deposit interests to the Group. For the General Services, Ping An Consumer Finance will pay service fees to the Group in respect of the provision of such services. For the guarantee service, the financing guarantee subsidiary of the Company will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to the financing guarantee subsidiary of the Group.

The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Ping An Consumer Finance Collaboration Agreement.

The Ping An Consumer Finance collaboration agreement has a term of three years commencing on January 1, 2026. The term for the period from January 1, 2026 to December 31, 2026 has been approved by the Board. Subject to compliance with Listing Rules and applicable laws and regulations and the approval of the Board, the 2026 Ping An Consumer Finance Collaboration Agreement may be renewed upon mutual consent of both parties.

Reasons for the transaction

Being a member of the Group, Ping An Consumer Finance possesses a more comprehensive understanding of the Group’s demand for shareholder deposit services and has a faster communication channel with the Group compared with other Independent Third Party service providers. Likewise, the Group possesses a more comprehensive understanding of Ping An Consumer Finance’s business and operational requirements and well understand its sophisticated standards on the General Services and guarantee services required in its daily operation. Furthermore, the business of Ping An Consumer Finance, being a subsidiary of the Company, is fully integrated with the business of the Group. As such, the Group believes that entering into the Ping An Consumer Finance Collaboration Agreement with Ping An Consumer Finance would be most cost-effective to the Group and would also facilitate mutually beneficial cooperations between both parties.

Pricing policies

Shareholder deposit services

To ensure that the interest rates for the shareholder deposits placed by the Group with Ping An Consumer Finance are fair and reasonable, the Group will conduct market check and review alternative funding rates available to Ping An Consumer Finance in the market so that the interest rates will not be lower than: (a) the interest rate published by the PBOC for deposits of a similar type for the same period, (b) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which the Group shall obtain and compare with by conducting public inquiries through the market, or (c) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to the Group.

General Services and guarantee services

For each type of the services provided by the Group, the service fees to be paid to the Group will be determined on the basis of a reasonable transfer pricing method after arm’s length negotiations between the relevant parties taking into consideration various commercial factors such as the nature of the services, the frequency for the Group to provide such services/ products, and the transaction amount. When there is no market comparable to or available market quotation for services the Group offers to Ping An Consumer Finance, the Group’s service fees will be determined on a cost-plus basis with a reasonable profit margin. When there is a market comparable to services the Group offers to Ping An Consumer Finance, the Group’s service fees shall be within the range of the prevailing market rates applicable to such services. The Group will also follow the internal control measures to ensure that the terms of supplying services to Ping An Consumer Finance are fair and reasonable.

Historical amounts

In respect of the shareholder deposit services provided by Ping An Consumer Finance to the Group, the maximum daily balance of the principal amount of deposits placed by the Group with them was approximately RMB9.5 billion, RMB9.5 billion and RMB5.0 billion, and the interest income from Ping An Consumer Finance was approximately RMB205.8 million, RMB216.8 million and RMB60.8 million, for the period from the Listing Date to December 31, 2023, the year ended December 31, 2024 and the six months ended June 30, 2025, respectively.

In respect of the General Services provided by the Group to Ping An Consumer Finance, the transaction amount paid by Ping An Consumer Finance to the Group was approximately RMB403.7 million, RMB722.6 million and RMB707.3 million for each of the two years ended December 31, 2023 and 2024 and the six months ended June 30, 2025, respectively.

In respect of the guarantee services provided by the Group for Ping An Consumer Finance, the maximum monthly average balance of the principal amount guaranteed by the Group for the clients of Ping An Consumer Finance for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 was approximately RMB6,674.3 million, RMB8,400.0 million and RMB13,657.0 million, respectively, and the guarantee service fees received by the Group from Ping An Consumer Finance for each of the two years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 was approximately RMB233.3 million, RMB512.9 million and RMB452.0 million, respectively.

On July 17, 2025, in view of the increasing demand for the General Services and the guarantee services under the Existing Ping An Consumer Finance Collaboration Agreement, the Board expects that the original annual caps would not be sufficient to meet the expected demand and the Company has revised the annual caps for the General Services and the guarantee services for the year ending December 31, 2025 under the Existing Ping An Consumer Finance Collaboration Agreement. Details of the revision is set out in the announcement of the Company dated July 18, 2025 and the circular of the Company dated September 4, 2025.

Proposed annual caps

The following table sets forth the proposed annual caps for the maximum transaction amounts/balance of the shareholder deposit services that we will receive from, and different services that we will provide for Ping An Consumer Finance under the 2026 Ping An Consumer Finance Collaboration Agreement, which have been approved by the Board:

Proposed annual

caps for the

year ending

December 31, 2026

(RMB in millions)

Shareholder Deposit Services
Maximum daily balance of principal amount of deposits to be placed by the Group with Ping An Consumer Finance	10,000.0
Interest income to be received by the Group from Ping An Consumer Finance	250.0

General Services
Fees to be paid by Ping An Consumer Finance to the Group	4,111.9

Guarantee Services
Maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance	28,097.2
Guarantee service fees to be received by the Group from Ping An Consumer Finance	2,369.1

The annual caps for the years ending December 31, 2027 and 2028 are subject to the approval of the Board.

Basis of caps

Shareholder deposit services – maximum daily balance of principal amount of deposits to be placed by the Group with Ping An Consumer Finance

The proposed annual cap of the maximum daily balance of principal amount of deposits to be placed by the Group with Ping An Consumer Finance has been estimated based on the following factors:

(a)	the historical maximum daily balance of principal amount of deposits under the existing shareholder deposit service arrangements; and

(b)	the current and expected future cash flow position of the Company in light of the Group’s estimated scale and growth of business operation and demand for shareholder deposit services in the future.

Shareholder deposit services – interest income to be received by the Group from Ping An Consumer Finance

The proposed annual cap for the interest income to be received by the Group from Ping An Consumer Finance is determined based on the expected prevailing market interest rates on the Group’s expected outstanding deposit amount.

General Services – fees to be paid by Ping An Consumer Finance to the Group

The proposed annual cap has been estimated based on the following factors:

(a)	the historical transaction amounts and the growth trend under the existing business cooperation and services provision arrangements between the Group and Ping An Consumer Finance; and

(b)

the expected demand for the General Services from Ping An Consumer Finance taking into account the expected development and growth in the business and operational scale which is supported by favorable government policies on stimulating consumption in the PRC.

Guarantee services – maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance

The proposed annual cap for the maximum monthly average balance of principal amount guaranteed by the Group for the clients of Ping An Consumer Finance is determined based on the historical maximum monthly average balance of principal amount under the existing guarantee service arrangements, and the expected increase in Ping An Consumer Finance’s demand for the Group’s guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC.

Guarantee services – guarantee service fees to be received by the Group from Ping An Consumer Finance

The proposed annual cap for the guarantee service fees to be received by the Group from Ping An Consumer Finance is determined based on the historical transaction amounts under the existing guarantee service arrangements, and the expected increase in Ping An Consumer Finance’s demand for the Group’s guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC.

6.	2026 Account Management Framework Agreement

Principal terms

The Company entered into the 2026 Account Management Framework Agreement with Ping An Property & Casualty on November 26, 2025, pursuant to which Ping An Property & Casualty will entrust the Group to manage the accounts of customers in its credit guarantee insurance business. The Group shall manage the accounts of Ping An Property & Casualty’s clients, assist Ping An Property & Casualty in debt recovery through overdue asset recovery, assist Ping An Property & Casualty with custody cancellation and other related custody procedures, and provide other ancillary services related to account management. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the 2026 Account Management Framework Agreement.

The term of the 2026 Account Management Framework Agreement will commence on January 1, 2026 and end on December 31, 2026. Subject to compliance with Listing Rules and applicable laws and regulations and the approval of the Board, the 2026 Account Management Framework Agreement may be renewed upon mutual consent of both parties.

Reasons for the transaction

The provision of services to certain subsidiaries and associates of Ping An Insurance (including Ping An Property & Casualty) would benefit the Group as the Company and Ping An Property & Casualty have a long-term, stable and mutually beneficial business relationship, the Group has extensive understanding of Ping An Insurance, enabling the Group and Ping An Insurance to effectively provide comprehensive service solutions for inclusive financing to consumers. Under such cooperation arrangement, the Group provides services such as account management as part of the co-insurance services. The Company is of the view that such cooperation arrangement can reduce communication costs, provide customers with comprehensive services, better protect the customers’ rights and improve customer experiences. The arrangement will also enhance the efficiency of the Group and is mutually beneficial to both parties.

Pricing policies

The services fees to be paid to the Group comprises a monthly fixed amount and a fee based on the amount recovered by the Group from the debt recovery services. The services fees will be determined on the basis of arm’s length negotiations between the relevant parties taking into account various commercial factors such as the nature of the services, the frequency for the Group to provide such services and the estimated transaction amount. The services fees shall be in line with prevailing market rates with reference to the assessment to be made by an independent professional consultancy firm. Further, to ensure that the terms of supplying services to Ping An Property & Casualty are fair and reasonable, the Group will consider a number of factors, including the historical prices of the relevant services and products offered by the Group and the prevailing market rates applicable to such services.

To ensure that the price and terms of the transactions under the 2026 Account Management Framework Agreement follow the pricing policies, the Group will make reference to the previous pricing level range and market data or assessments made by an independent professional consultancy firm will be obtained by the initiating department to benchmark similar services’ fees. The agreement will then be reviewed by the Group’s legal and compliance department, assisted by the finance department, before the final multi-level approval, involving legal and compliance review, department manager and head sign-off, and final approval by the legal representative of the initiating entity.

Historical amounts

The historical transaction amounts paid by Ping An Property & Casualty to the Group for each of the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 were approximately RMB1,063.4 million, RMB1,263.6 million and RMB570.7 million, respectively.

Proposed annual cap

The proposed annual cap for the fees payable by Ping An Property & Casualty to the Group under the 2026 Account Management Framework Agreement for the year ending December 31, 2026 is approximately RMB861.2 million.

Basis of cap

The proposed annual cap has been estimated based on the following factors:

(a)	the historical transaction amounts and the expected demand for the provision of the services from Ping An Property & Casualty;

(b)

the expected decrease of demand for the Group’s account management services from Ping An Property and Casualty as a result of the gradual termination of the co-insurance cooperation arrangements since October 2023. Given that the existing transactions are all derived from portfolio accounts under the co-insurance cooperation arrangement, it follows that with the termination of the said arrangements, the Company expects that the demand for the account management services will gradually decrease; and

(c)

the expected decrease in the transaction amount in respect of the provision of account management services to Ping An Property and Casualty, as a result of the aging of overdue accounts, which in turn leads to a decrease in the recovery rate.

The historical amounts for each of the 2026 Agreements as set out above are based on the unaudited management accounts of the Company for the relevant periods. Given that, as at the date of this announcement, the Company is still in the process of conducting the reaudit of the financial statements for the year ended December 31, 2022 and 2023 and the audit of the financial statements for the year ended December 31, 2024, the result of which may retrospectively affect such historical amounts as disclosed. For prudence, the Board has only approved to renew the continuing connected transactions for one-year term (including the adoption of the annual cap) commencing from January 1, 2026 ending on December 31, 2026. For the 2026 Agreements which are subject to the approval of the Shareholders, the Board will only seek the Shareholders’ approval to renew such agreements for one-year term (including the adoption of the annual cap). Upon approval by the Board and, if applicable, the Shareholders at the Extraordinary General Meeting, the 2026 Agreements will take effect from January 1, 2026. The Company currently expects to seek the approval of the Board and the Shareholders (as applicable) in 2026 to renew the continuing connected transactions for a further two-year term (and the adoption of the annual caps) commencing from January 1, 2027 and ending on December 31, 2028. Upon the approval of the Board and the Shareholders (as applicable) in 2026, the renewal of the relevant continuing connected transactions for such further two-year term is expected to take effect from January 1, 2027.

INTERNAL CONTROL MEASURES

In order to ensure that the terms under relevant agreements for the continuing connected transactions are fair and reasonable, and no less favorable to the Group than terms available to or from Independent Third Parties, and that the connected transactions are carried out under normal commercial terms, the Company has adopted the following internal control procedures:

(a)

the Company has adopted and implemented a management system on connected transactions to ensure compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions;

(b)

the legal and compliance department and the finance department have and will continue to regularly monitor the actual transaction amounts for expense and revenue type of continuing connected transactions, the treasury department have and will continue to regularly monitor the peak value and the actual transaction amounts for financial services type of continuing connected transactions, and the legal and compliance department will consolidate and report on the monitoring results;

(c)

before the Company enters into any of the transaction that reaches RMB10.0 million, the Company will review and consider the utilisation rate of the annual cap at the time of execution to ensure that the relevant annual cap will not be exceeded;

(d)

the Company’s independent non-executive Directors will conduct annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to check and confirm whether such continuing connected transactions have been conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole;

(e)	the auditor of the Company will review and report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules; and

(f)

when considering the fees to be paid by the Group to the connected persons or the fees to be paid by the connected persons to the Group, the Company will continue to regularly research prevailing market conditions and practices and make reference to the pricing and terms between the Company and at least two Independent Third Parties for similar transactions or the available market prices quoted by the Independent Third Parties (where applicable), to ensure that the pricing and terms offered by the above connected persons are fair, reasonable and are no less favorable to the Group than those offered to Independent Third Parties.

The Company will timely comply with the relevant disclosure requirements in relation to connected transactions to provide the Shareholders and investors with sufficient information of the connected transactions, and duly implement the abovementioned internal control procedures to ensure that the transactions conducted are priced fairly and reasonably and in the interest of the Company and the Shareholders as a whole.

OPINION FROM THE BOARD

The Directors (including the independent non-executive Directors, but excluding Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO who have abstained) are of the view that the terms of each of the (a) 2026 Property Leasing Framework Agreement and (b) the 2026 Provision of Services and Products Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 were determined after arm’s length negotiations and the respective transactions contemplated thereunder (including the annual caps for the year ending December 31, 2026) are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Directors (excluding the independent non-executive Directors who will give their view after considering the advice and recommendation of the Independent Financial Adviser, and Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO who have abstained) are of the view that the terms of (a) the 2026 Services and Products Purchasing Framework Agreement, (b) the 2026 Financial Services Framework Agreement, (c) the 2026 Ping An Consumer Finance Collaboration Agreement and (d) the 2026 Account Management Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 were determined after arm’s length negotiations and the respective transactions contemplated thereunder (including the proposed annual caps) are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The independent non-executive Directors have formed the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of (a) the 2026 Services and Products Purchasing Framework Agreement, (b) the 2026 Financial Services Framework Agreement, (c) the 2026 Ping An Consumer Finance Collaboration Agreement and (d) the 2026 Account Management Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026, and the respective continuing connected transactions contemplated thereunder (including the proposed annual caps) which require approval from the Shareholders.

Mr. Yonglin XIE (a non-executive Director of the Company, and an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director of the Company and an executive director, the senior vice president and chief financial officer (financial director) of Ping An Insurance), and Mr. Shibang GUO (a non-executive Director of the Company, and the assistant president and the chief risk officer of Ping An Insurance) are deemed or may be perceived to have a material interest in, and as a result have abstained from voting on the Board resolutions in relation to, (a) the 2026 Property Leasing Framework Agreement, (b) the 2026 Provision of Services and Products Framework Agreement, (c) the 2026 Services and Products Purchasing Framework Agreement, (d) the 2026 Financial Services Framework Agreement, (e) the 2026 Ping An Consumer Finance Collaboration Agreement and (f) the 2026 Account Management Framework Agreement and the transactions contemplated thereunder. Save as aforesaid, none of the other Directors has or may be deemed to have a material interest in the above proposed transactions and was required to abstain from voting on the relevant Board Resolutions.

LISTING RULES IMPLICATIONS

Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the date of this announcement. Accordingly, the transactions contemplated under each of the (a) 2026 Property Leasing Framework Agreement, (b) 2026 Provision of Services and Products Framework Agreement, (c) 2026 Services and Products Purchasing Framework Agreement, (d) 2026 Financial Services Framework Agreement and (e) 2026 Account Management Framework Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance respectively as at the date of this announcement, and thus Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules. Accordingly, the transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As all applicable percentage ratios in respect of the annual cap for each of the 2026 Property Leasing Framework Agreement and the 2026 Provision of Services and Products Framework Agreement exceed 0.1% but are all less than 5%, the transactions contemplated thereunder are subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules.

As one or more applicable percentage ratios in respect of the proposed annual cap for each of the (a) 2026 Services and Products Purchasing Framework Agreement, (b) 2026 Financial Services Framework Agreement, (c) 2026 Ping An Consumer Finance Collaboration Agreement and (d) 2026 Account Management Framework Agreement exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the Independent Financial Adviser) and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As one or more applicable percentage ratios of the proposed annual cap for the wealth management services and derivative products services under the 2026 Financial Services Framework Agreement exceed 5% but are all less than 25%, such transactions constitute discloseable transactions of the Company and are subject to announcement requirements under Chapter 14 of the Listing Rules.

INFORMATION ON THE PARTIES

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

Ping An Consumer Finance is a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. It is principally engaged in consumer finance business in the PRC.

The parties to the 2026 Agreements are all associates of Ping An Insurance, and their information are as follows:

Name	Principal business

Ping An Property & Casualty	Principally engaged in property loss insurance, liability insurance, credit insurance and other insurance businesses and reinsurance businesses.

Ping An Real Estate Co., Ltd. (平安不動產有限公司)	Principally engaged in real estate investment services.

Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司)	Principally engaged in health insurance and accidental injury insurance businesses, and related consulting services, agency and reinsurance business.

Ping An Technology (Shenzhen) Co., Ltd. (平安科技 (深圳) 有限公司)	A scientific solution expert, committed to the application of artificial intelligence, cloud computing and other advanced technologies.

Shanghai Lufax Fund Sales Co., Ltd. (上海陆金所基金銷售有限公司)	Principally engaged in fund sales.

OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司)	A technology-as-a-service provider for the financial services industry in China which provides integrated solutions to financial institutional customers, including digital banking solutions and digital insurance solutions.

Name	Principal business

Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司)	Having diversified payment qualifications, covering internet payment, mobile payment, prepaid card issuance and acceptance (nationwide), bank card receipt, cross-border payment and fund payment, with its other subsidiaries engaged in the provision of services such as shopping, consumption, life and air travel.

Shenzhen Ping An Comprehensive Financial Services Co., Ltd. (深圳平安綜合金融服務有限公司)	Principally engaged in the provision of remote customer services, remote sales consulting services, risk asset management, financial sharing services and human resource sharing services.

Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司)	Principally engaged in the provision of online medical and healthcare services, with “Managed Care + Family Doctor Membership + O2O Medical and Healthcare Services” as its main business model. By leveraging on the family doctor membership system, the Group undertakes the medical and healthcare needs of users, links up medical and healthcare resources and provides medical and healthcare products and services, expands the network of online and offline services, and builds up an all-in-one medical + healthcare services platform.

Ping An Direct Consulting Co., Ltd. (平安直通諮詢有限公司)	Principally engaged in the provision of online sales services, information services and information consultancy services, etc.

Shenzhen Ping An Communication Technology Co., Ltd. (深圳平安通信科技有限公司)	Principally engaged in computer software design, the second category of basic telecommunications services (including fixed network domestic data transmission services), and the second category of value-added telecommunications services (including information service), etc.

Ping An Bank Co., Ltd. (平安銀行股份有限公司)	A nationwide joint-stock commercial bank, principally engaged in the provision of various financial services.

Ping An Annuity Insurance Company of China, Ltd. (平安養老保險股份有限公司)	Principally engaged in the provision of pension and annuity services, and related reinsurance and asset management products and services.

Ping An Wealth Management Co., Ltd. (平安理財有限責任公司)	Principally engaged in the public offering of financial products to the non-specific public, asset investment and management for entrusted investors; non-public offering of financial products to qualified investors, asset investment and management for entrusted investors; and the provision of financial advisory and consulting services.

Name	Principal business

Ping An Asset Management Company Limited (平安資產管理有限責任公司)	Principally engaged in asset management business and related consulting business.

China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外 (控股) 有限公司)	Principally engaged in the provision of various overseas investment products, asset management and consulting services.

Ping An Fund Management Company Limited (平安基金管理有限公司)	Principally engaged in publicly offered securities investment fund management, fund sales, private asset management businesses.

Ping An Trust Co., Ltd. (平安信託有限責任公司)	Principally engaged in trust business and fund investment business.

Ping An Securities Co., Ltd. (平安證券股份有限公司)	Principally engaged in securities brokerage, advisory on securities investment, financial advisory relating to securities transactions and investment activities, securities underwriting and sponsorship, proprietary securities business and securities asset management businesses.

To the best knowledge of the Directors having made reasonable enquiries, as at the date of this announcement, all the parties to the 2026 Agreements are listed companies or have Ping An Insurance as their ultimate beneficial owner. Ping An Insurance is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

DISPATCH OF CIRCULAR

A circular, containing (a) details of the 2026 Services and Products Purchasing Framework Agreement, the 2026 Financial Services Framework Agreement, the 2026 Ping An Consumer Finance Collaboration Agreement and the 2026 Account Management Framework Agreement and the transactions contemplated thereunder which require approval from Independent Shareholders, (b) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders, and (c) a letter of recommendation from the Independent Board Committee, is expected to be dispatched to the Shareholders on or around December 3, 2025.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“An Ke Technology”	An Ke Technology Company Limited ( 安科技術有限公司), a limited liability company incorporated in Hong Kong and indirectly wholly-owned by Ping An Insurance

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Company”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Consolidated Affiliated Entity(ies)”	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group

“Director(s)”	the director(s) of the Company

“Existing Agreements”	(a) the Existing Property Leasing Framework Agreement, (b) the Existing Provision of Services and Products Framework Agreement, (c) the Existing Services and Products Purchasing Framework Agreement, (d) the Existing Financial Services Framework Agreement and (e) the Existing Ping An Consumer Finance Collaboration Agreement

“Existing Financial Services Framework Agreement”	the financial services framework agreement dated April 10, 2023 entered into by the Company and certain subsidiaries of Ping An Insurance

“Existing Ping An Consumer Finance Collaboration Agreement”	the collaboration agreement dated April 10, 2023 entered into by the Company and Ping An Consumer Finance (as amended by the supplemental agreement dated July 17, 2025 entered into by the Company and Ping An Consumer Finance)

“Existing Property Leasing Framework Agreement”	the property leasing framework agreement dated April 10, 2023 entered into by the Company and certain subsidiaries and associates of Ping An Insurance

“Existing Provision of Services and Products Framework Agreement”	the provision of services and products framework agreement dated April 10, 2023 entered into by the Company and certain subsidiaries and associates of Ping An Insurance

“Existing Services and Products Purchasing Framework Agreement”	the services and products purchasing framework agreement dated April 10, 2023 entered into by the Company and certain subsidiaries and associates of Ping An Insurance

“Group”	the Company, its subsidiaries and Consolidated Affiliated Entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	an independent committee of the Board comprising all the independent non-executive Directors to advise the Independent Shareholders in respect of (a) the 2026 Services and Products Purchasing Framework Agreement, (b) the 2026 Financial Services Framework Agreement, (c) the 2026 Ping An Consumer Finance Collaboration Agreement and (d) the 2026 Asset Management Framework Agreements for the term commencing from January 1, 2026 and ending on December 31, 2026, and the respective continuing connected transactions contemplated thereunder which require approval from the Independent Shareholders (including the proposed annual caps)

“Independent Financial Adviser” or “Anglo Chinese”	Anglo Chinese Corporate Finance, Limited, a licensed corporation to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules

“Independent Shareholders”	the Shareholders, other than those who are required to abstain from voting at the general meeting to be convened to approve (a) the 2026 Services and Products Purchasing Framework Agreement, (b) the 2026 Financial Services Framework Agreement, (c) the 2026 Ping An Consumer Finance Collaboration Agreement and (d) the 2026 Asset Management Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 and the respective transactions contemplated thereunder (including the annual caps)

“Listing Date”	April 14, 2023

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties to the 2026 Financial Services Framework Agreement”	Ping An Bank Co., Ltd. (平安銀行股份有限公司), Ping An Wealth Management Co., Ltd. (平安理財有限責任公司), Ping An Asset Management Company Limited (平安資產管理有限責任公司), China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外 (控股) 有限公司), Ping An Fund Management Company Limited (平安基金管理有限公司), Ping An Trust Co., Ltd. (平安信託有限責任公司) and Ping An Securities Co., Ltd. (平安證券股份有限公司), which are subsidiaries and/or associates of Ping An Insurance

“Parties to the 2026 Property Leasing Framework Agreement”	Ping An Property & Casualty and Ping An Real Estate Co., Ltd. (平安不動產有限公司), which are subsidiaries and/or associates of Ping An Insurance

“Parties to the 2026 Provision of Services and Products Framework Agreement”	Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司), Ping An Technology (Shenzhen) Co., Ltd. (平安科技 (深圳) 有限公司), Shanghai Lufax Fund Sales Co., Ltd.(上海陆金所基金銷售有限公司 ), OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司) and Ping An Property & Casualty, which are subsidiaries and/or associates of Ping An Insurance

“Parties to the 2026 Services and Products Purchasing Framework Agreement”	Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司), Ping An Technology (Shenzhen) Co., Ltd. (平安科技 (深圳) 有限公司), Shenzhen Ping An Comprehensive Financial Services Co., Ltd. (深圳平安綜合金融服務有限公司), OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司), Ping An Direct Consulting Co., Ltd. (平安直通諮詢有限公司), Shenzhen Ping An Communication Technology Co., Ltd. (深圳平安通信科技有限公司), Ping An Bank Co., Ltd. (平安銀行股份有限公司) and Ping An Annuity Insurance Company of China, Ltd. (平安養老保險股份有限公司), which are subsidiaries and/or associates of Ping An Insurance

“Ping An Consumer Finance”	Ping An Consumer Finance Co., Ltd. (平安消費金融有限公司), a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly- owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險 (集團) 股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Property & Casualty”	Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司), a company with limited liability established under the PRC, a subsidiary of Ping An Insurance

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外 (控股) 有限公司), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Insurance

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Shareholder(s)”	the holder(s) of the Shares

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“2026 Agreements”	(a) the 2026 Property Leasing Framework Agreement, (b) the 2026 Provision of Services and Products Framework Agreement, (c) the 2026 Services and Products Purchasing Framework Agreement, (d) the 2026 Financial Services Framework Agreement, (e) the 2026 Ping An Consumer Finance Collaboration Agreement and (f) the 2026 Account Management Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Account Management Framework Agreement”	the account management framework agreement dated November 26, 2025 entered into by the Company and Ping An Property & Casualty for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Financial Services Framework Agreement”	the financial services framework agreement dated November 26, 2025 entered into by the Company and Parties to the 2026 Financial Services Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Ping An Consumer Finance Collaboration Agreement”	the collaboration agreement dated November 26, 2025 entered into by the Company and Ping An Consumer Finance for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Property Leasing Framework Agreement”	the property leasing framework agreement dated November 26, 2025 entered into by the Company and the Parties to the 2026 Property Leasing Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Provision of Services and Products Framework Agreement”	the provision of services and products framework agreement dated November 26, 2025 entered into by the Company and Parties to the 2026 Provision of Services and Products Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“2026 Services and Products Purchasing Framework Agreement”	the services and products purchasing framework agreement dated November 26, 2025 entered into by the Company and Parties to the 2026 Services and Products Purchasing Framework Agreement for the term commencing from January 1, 2026 and ending on December 31, 2026 as approved by the Board

“%”	per cent

By order of the Board

Lufax Holding Ltd

Dicky Peter YIP

Chairman of the Board

Hong Kong, November 26, 2025

As at the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.